Kathleen M. Long

Direct Phone: +1.202.373.6149

Direct Fax: +1.202.373.6001

Kathleen.long@bingham.com

November 19, 2012

Mr. Kieran G. Brown

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Nuveen AMT-Free Municipal Value Fund (the “Fund”), File Nos. 333-183552 and 811-22253

Dear Mr. Brown:

This letter responds to the comments we received from you in a telephone conversation on November 15, 2012 on the Fund’s Pre-Effective Amendment No. 1 filing on Form N-2 (File Nos. 333-183552 and 811-22253), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on August 24, 2012. The following summarizes your comments and provides our response to those comments. Unless otherwise noted, capitalized terms have the same meaning as given in the Fund’s Prospectus and/or Statement of Additional Information (the “SAI”). The responses below are reflected in the Fund’s Pre-Effective Amendment No. 2 filing on Form N-2 (File Nos. 333-183552 and 811-22253), which was filed today with the SEC.

1.	Comment: State an approximate range of years for the weighted average maturity of the Fund’s portfolio.

Response: We have revised the disclosure to add the underlined text below:

As of September 30, 2012, the weighted average maturity of the Fund’s portfolio was 23.30 years. The Fund will generally invest in municipal securities with a weighted average maturity of at least 15 years, but it may be lengthened or shortened depending on market conditions and on an assessment by the Fund’s portfolio manager of which segments of the municipal securities market offer the most favorable relative investment values and opportunities for tax-exempt income and total return.

2.	Comment: Clarify whether the term “managed assets” as used in the footnote to the complex level fee table includes assets attributable to leverage.

November 19, 2012

Response: This disclosure has been revised previously to address a similar comment and we believe the current disclosure, included below for your reference (emphasis added), is responsive to this comment.

For the fund-level and complex-level fees, managed assets include closed-end fund assets managed by NFA that are attributable to financial leverage. For these purposes, financial leverage includes the funds’ use of preferred stock and borrowings and certain investments in the residual interest certificates (also called inverse floating rate securities) in tender option bond (TOB) trusts, including the portion of assets held by a TOB trust that has been effectively financed by the trust’s issuance of floating rate securities, subject to an agreement by NFA as to certain funds to limit the amount of such assets for determining managed assets in certain circumstances. The complex-level fee is calculated based upon the aggregate daily managed assets of all Nuveen funds that constitute (to avoid the double counting of such assets) “eligible assets.” Eligible assets consist of managed assets of all Nuveen funds, including assets attributable to leverage, but do not include (i) assets attributable to investments in other Nuveen funds or (ii) assets in excess of a determined amount (originally $2 billion) added to the Nuveen fund complex in connection with NFA’s assumption of the management of the former First American Funds effective January 1, 2011.

3.	Comment: Add disclosure to the Description of Common Shares that holders are entitled to one vote per share.

Response: We have revised the disclosure to add the underlined text below:

The Declaration authorizes the issuance of an unlimited number of Common Shares. The Common Shares being offered have a par value of $0.01 per share and, subject to the rights of holders of preferred shares, if issued, and borrowings, if incurred, have equal rights to the payment of dividends and the distribution of assets upon liquidation. The Common Shares being offered will, when issued, be fully paid and, subject to matters discussed in “Certain Provisions in the Declaration of Trust,” non-assessable, and will have no pre-emptive or conversion rights or rights to cumulative voting. Each Common Share has one vote with respect to matters upon which a shareholder vote is required, consistent with the requirements of the 1940 Act and the rules promulgated thereunder, and will vote together as a single class.

* * * * *

November 19, 2012

I hereby acknowledge on behalf of the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments on the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6149 or Trina Winkelmann at 202.373.6193.

Sincerely yours,

/s/ Kathleen M. Long

Kathleen M. Long

cc:	Kevin McCarthy
Gifford Zimmerman